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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of        January     , 2005.
                  ------------------    --

Commission File Number
                       ----------------------



                          WESTERN FOREST PRODUCTS INC.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                WESTERN FOREST PRODUCTS INC.
                                             -----------------------------------
                                                        (Registrant)


Date             January 25, 2005            By        /s/ P.G. Hosier
      -----------------------------------       --------------------------------
                                                         (Signature)*
                                                      Philip G. Hosier
                                                    Corporate Secretary

-----------------
* Print the name and title under the signature of the signing officer.

                    PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1815 (11-02)    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                    THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                          [WESTERN FOREST PRODUCT LOGO]
                          WESTERN FOREST PRODUCTS INC.
                          435 Trunk Road
                          Duncan, British Columbia
                          Canada V9L 2P9
                          Telephone: 250 748 3711
                          Facsimile: 250 748 6045

                          WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE

WESTERN FOREST PRODUCTS REACHES COMPENSATION AGREEMENT WITH PROVINCE ON HARVEST REDUCTIONS

January 4, 2005 - Duncan, British Columbia. Western Forest Products Inc. (TSX:
WEF) announced today that it has reached an agreement with the B.C. Ministry of Forests on compensation to be paid to the Company for the reduction of its harvesting rights under provisions of the Forestry Revitalization Act (Bill 28). The government announced its plan to reduce harvest rights in March, 2003.

Under terms of the Agreement, Western Forest Products will receive $16,545,692 in compensation for the loss of 685,216 cubic meters of annual cut and 827 hectares of timber licenses.

The Company will also receive an advance payment of $5 million towards compensation for WFP improvements to Crown land forming part of the take back area. The Company and the Ministry will continue to negotiate towards a final settlement.

"We are very pleased to have resolved this issue," says Reynold Hert, WFP's President and Chief Executive Officer. "We support the revitalization of the B.C. coastal forest industry and this agreement helps settle this issue so that we can concentrate on operating the business with our remaining wood supplies."

About Western Forest:

Western Forest is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western Forest and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. All of Western Forest's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of Western Forest to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's third quarter management's discussion and analysis.

FOR FURTHER INFORMATION CONTACT:   REYNOLD HERT 250 715 2207    P.G. HOSIER 604 665 6231

                          WESTERN FOREST PRODUCTS INC.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1.    NAME AND ADDRESS OF COMPANY

Western Forest Products Inc. ("Western Forest" or the "Company")
3rd Floor, 435 Trunk Road
Duncan, British Columbia
V9L 2P9

ITEM 2.    DATE OF MATERIAL CHANGE

January 4, 2005

ITEM 3.    NEWS RELEASE

The news release was disseminated in Vancouver via Canada Newswire on January 4, 2005.

ITEM 4.    SUMMARY OF MATERIAL CHANGE

Western Forest announced on January 4, 2005 that it has reached an agreement with the B.C. Ministry of Forests ("MOF") on compensation to be paid to the Company for the reduction of its harvesting rights under provisions of the Forestry Revitalization Act (Bill 28).

ITEM 5.    FULL DESCRIPTION OF MATERIAL CHANGE

Western Forest announced on January 4, 2005 that it has reached an agreement with the MOF on compensation to be paid to the Company for the reduction of its harvesting rights under provisions of the Forestry Revitalization Act (Bill 28). The government announced its plan to reduce harvest rights in March, 2003.

Under terms of the settlement framework agreement, Western Forest will receive $16,545,692 in compensation for the loss of 685,216 cubic meters of annual cut and 827 hectares of timber licenses.

Under the agreement the Company will also receive an advance payment of $5 million towards compensation for WFP improvements to Crown land forming part of the take back area. The final comprehensive settlement agreement is expected to be signed by March 31, 2005.

This report contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of Western Forest to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's third quarter management's discussion and analysis.

ITEM 6.    RELIANCE ON 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.    OMITTED INFORMATION

Not applicable.

ITEM 8.    EXECUTIVE OFFICER

The following executive officer of Western Forest is knowledgeable about the material change and may be contacted respecting the change:

Philip G. Hosier,
Vice-President, Finance and Corporate Secretary
604 665 6200

ITEM 9.    DATE OF REPORT

January 12, 2004.


                                 WESTERN FOREST PRODUCTS INC.


                                 By: /s/   P.G. HOSIER
                                     -------------------------------------------
                                    Name:  Philip G. Hosier
                                    Title: Vice-President, Finance and Corporate
                                           Secretary

                          [WESTERN FOREST PRODUCT LOGO]
                          WESTERN FOREST PRODUCTS INC.
                          435 Trunk Road
                          Duncan, British Columbia
                          Canada V9L 2P9
                          Telephone: 250 748 3711
                          Facsimile: 250 748 6045


                       WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE

WESTERN FOREST PRODUCTS NAMES PAUL IRELAND TO CFO POST

January 20, 2005 - Duncan, British Columbia. Western Forest Products Inc. (TSX:
WEF) announced today the appointment of Paul Ireland as the Company's new Chief Financial Officer. He assumes his new duties with WFP on January 24, 2005.

Mr. Ireland joins WFP from Diavik Diamond Mines Inc. where he spent 2 years as Vice-President, Finance. Prior to that, Mr Ireland was the Vice-President, Finance & Chief Financial Officer of Campbell Resources Inc. Mr. Ireland is a chartered accountant (Ontario, England and Wales). He started his career with Ernst & Whinney in London, UK and then moved to KPMG Peat Marwick Thorne in Toronto.

Mr. Ireland succeeds Phil Hosier who will be retiring from the Company effective January 31, 2005. Mr. Hosier will continue to work with the Company in a consulting role.

About Western Forest:

Western Forest is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western Forest and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. All of Western Forest's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of Western Forest to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's third quarter management's discussion and analysis.

FOR FURTHER INFORMATION CONTACT:    REYNOLD HERT 250 715 2207    P.G. HOSIER 604 665 6231

                          WESTERN FOREST PRODUCTS INC.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1.  NAME AND ADDRESS OF COMPANY

Western Forest Products Inc. ("Western Forest" or the "Company")
3rd Floor, 435 Trunk Road
Duncan, British Columbia
V9L 2P9

ITEM 2.  DATE OF MATERIAL CHANGE

January 20, 2005

ITEM 3.  NEWS RELEASE

The news release was disseminated in Vancouver via Canada Newswire on January 20, 2005.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

Western Forest announced on January 20, 2005 the appointment of Paul Ireland as the Company's new Chief Financial Officer.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

Western Forest announced on January 20, 2005 the appointment of Paul Ireland as the Company's new Chief Financial Officer. He assumes his new duties with Western Forest on January 24, 2005.

Mr. Ireland joins WFP from Diavik Diamond Mines Inc. where he spent 2 years as Vice-President, Finance. Prior to that, Mr Ireland was the Vice-President, Finance & Chief Financial Officer of Campbell Resources Inc. Mr. Ireland is a chartered accountant (Ontario, England and Wales). He started his career with Ernst & Whinney in London, UK and then moved to KPMG Peat Marwick Thorne in Toronto.

Mr. Ireland succeeds Phil Hosier who will be retiring from the Company effective January 31, 2005. Mr. Hosier will continue to work with the Company in a consulting role.

This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of Western Forest to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's third quarter management's discussion and analysis.

ITEM 6.  RELIANCE ON 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.  OMITTED INFORMATION

Not applicable.

ITEM 8.  EXECUTIVE OFFICER

The following executive officer of Western Forest is knowledgeable about the material change and may be contacted respecting the change:

Philip G. Hosier,
Vice-President, Finance and Corporate Secretary
604 665 6200

ITEM 9.  DATE OF REPORT

January 21, 2005.

                                      WESTERN FOREST PRODUCTS INC.


                                      By: "P.G. HOSIER"
                                          --------------------------------
                                          Name:    Philip G. Hosier
                                          Title:   Vice-President, Finance and
                                                   Corporate Secretary